Benetton Board approves the results to 30 September 2003
**REVENUES SLIGHTLY DOWN, NET INCOME AT 77 MILLION EURO,
NORMALISED NET INCOME UP 19 PER CENT**

Ponzano, 13 November 2003. The Benetton Group Board of Directors has approved the results for the first nine months of the financial year which saw consolidated revenues reach 1,382 million euro, with an increase of 2.6 per cent in clothing division volumes. In particular, revenues were influenced by the reduced contribution from the sports equipment brands (sold in the first half-year) and the effect of US dollar and yen exchange rates, without which net sales would have been in line with the first nine months of the previous financial year.

Normalised consolidated income, excluding the impact of extraordinary expense associated with the adherence of the Italian companies to the tax amnesty and the writedown of certain assets relating to the commercial network (which affected the first half-year), was 100 million euro for the 9 months against 84 million for the same period in the last financial year (+19 percent).

Gross operating income was 597 million euro against 648 million euro in the first nine months of 2002, affected by the previously mentioned currency impact, the disposal of the sports equipment division and a different product mix.

Income from operations was 175 million euro in the period with an improved percentage on turnover of 12.7 per cent (12.5 per cent in the first nine months of 2002), due, in particular, to the reduction in general and structural expenses. Ordinary income (income from operations plus net financial charges and foreign exchange gains/losses) was 160 million euro, with a net improvement in percentage on revenues (11.6 per cent) compared with the first nine months of 2002, due also to the positive effect of foreign exchange hedging policies and lower interest costs.

Self-financing in the first nine months of the year amounted to 232 million euro; net indebtedness was equivalent to 659 million euro against 810 million at the end of the first nine months of 2002 and 613 million euro recorded at 31 December 2002.

Concerning the third quarter of 2003, revenues were 413 million euro (460 million in the third quarter of 2002); gross operating income was 44 per cent of turnover and net income rose to 27 million euro (24 million in the third quarter of 2002).

Net of currency impact and taking into account the disposal of the sports equipment business, revenues for the financial year are expected to be in line with those achieved in 2002. In addition, the group expects to close the current financial year with normalised income at least in line with the 128 million euro (normalised) achieved in 2002. Investments in the year are expected to be in line with previous financial year levels, while a substantial reduction in net indebtedness is expected, also due to the cash flow generated in the year by the disposal of the sports equipment division.

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Group results
Consolidated income statement

(in millions of euro)	Nine months 2003	%	Nine months 2002	%	Change	%
Revenues	1,382	100.0	1,461	100.0	(79)	(5.4)
Cost of sales	(785)	(56.8)	(813)	(55.7)	28	(3.5)
Gross operating income	597	43.2	648	44.3	(51)	(7.8)
Variable selling costs	(85)	(6.1)	(92)	(6.3)	7	(8.2)
Contribution margin	512	37.1	556	38.0	(44)	(7.8)
General and administrative expenses	(337)	(24.4)	(373)	(25.5)	36	(9.5)
Income from operations	175	12.7	183	12.5	(8)	(4.3)
Gain on foreign exchange	10	0.7	8	0.5	2	24.1
Financial charges, net	(25)	(1.8)	(30)	(2.0)	5	(17.2)
Ordinary income	160	11.6	161	11.0	(1)	(0.6)
Extraordinary expenses	(31)	(2.3)	(13)	(0.9)	(18)	138.9
Income before taxes	129	9.3	148	10.1	(19)	(12.6)
Income taxes	(51)	(3.7)	(63)	(4.3)	12	(18.6)
Minority interests income	(1)	(0.1)	(1)	(0.1)	0	51.0
Net income	77	5.5	84	5.7	(7)	(8.5)
Normalized net income	100	7.2	84	5.7	16	19.0

(in millions of euro)	3rd quarter 2003	%	3rd quarter 2002	%	Change	%
Revenues	413	100.0	460	100.0	(47)	(10.2)
Cost of sales	(231)	(56.0)	(265)	(57.6)	34	(12.8)
Gross operating income	182	44.0	195	42.4	(13)	(6.6)
Variable selling costs	(27)	(6.5)	(31)	(6.7)	4	(12.9)
Contribution margin	155	37.5	164	35.7	(9)	(5.4)
General and administrative expenses	(110)	(26.5)	(116)	(25.2)	6	(5.3)
Income from operations	45	11.0	48	10.5	(3)	(5.8)
Gain on foreign exchange	(0)	(0.1)	7	1.6	(7)	(105.5)
Financial charges, net	(8)	(1.9)	(10)	(2.4)	2	(27.8)
Ordinary income	37	9.0	45	9.7	(8)	(16.9)
Extraordinary expenses	(3)	(0.8)	(5)	(1.0)	2	(27.5)
Income before taxes	34	8.2	40	8.7	(6)	(15.6)
Income taxes	(8)	(1.8)	(16)	(3.4)	8	(53.7)
Minority interests income	(0)	(0.1)	(0)	(0.1)	(0)	120.8
Net income	27	6.4	24	5.2	3	10,1
Normalized net income	27	6.4	24	5.2	3	10,1

Financial position

(in millions of euro)	09.30.2003	12.31.2002	Change	09.30.2002
Working capital	908	798	110	996
Assets due to be sold	9	114	(105)	-
Total capital employed	1,818	1,768	50	2,063
Net indebtedness	659	613	46	810
Shareholders' equity	1,144	1,141	3	1,239
Minority interests	15	14	1	14

Summary statement of cash flows

(in millions of euro)	Nine months 2003	Nine months 2002	Year 2002
Self-financing	232	264	349
Change in working capital	(163)	(199)	8
Net operating investments	(91)	(113)	(156)
Disposal of the sports equipment sector	119	-	-
Sale and Purchase of financial fixed assets, net	(39)	(4)	(4)
Payment of dividends	(64)	(75)	(75)
Payment of taxes	(42)	(53)	(112)
Net financing (requirements)/surplus	(48)	(180)	10